Mail Stop 3561

March 19, 2009

Stephen Soller, Chief Executive Officer
Panglobal Brands Inc.
2853 E. Pico Blvd.
Los Angeles CA 90023

      Re: **Panglobal Brands Inc.**
              Form 10-KSB for fiscal year ended September 30, 2008
              Filed January 13, 2009
              File No. 333-131531

Dear Mr. Soller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB Filed January 13, 2009

General

1.   Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.

<u>Item 1. Description of Business, page 1</u>

2.   We note that you purchased the Scrapbook and Crafty Couture brands on June 18, 2008.
        Please provide a more detailed description of this transaction pursuant to Item 101(a)(3)
        of Regulation S-B. In addition, please address the impact of this acquisition on your
        liquidity and capital resources under Item 303 of Regulation S-B. Also, please advise us
        whether the purchase agreement included with your Form 8-K filed on June 4, 2008
        should be incorporated as an exhibit to your Form 10-KSB pursuant to Item 601 of
        Regulation S-B.

3.   On page F-11 of your annual report, you disclose that two customers accounted for 48%
        of your net sales and one customer accounted for 56% of your accounts receivable.
        Please advise us whether you are dependent on one or a few major customers pursuant to
        Item 101(b)(6) of Regulation S-B. Also, please advise us whether a risk factor is
        appropriate to discuss any dependence on one or few major customers due to either the
        potential loss of sales, weakened negotiation position, or increased credit risk.

<u>Consulting Agreement for Sosik Division, page 4</u>

4.   On page three, you disclose the terms of your consulting agreement with Lolly Factory,
        Inc. and its sole shareholder, later disclosed to be Mark Cywinski. Your summary of the
        consulting agreement on page four describes the commissions earned by Lolly Factory as
        being 3.5% of the net sales of the Soskin and Junior Divisions. Lolly Factory also may
        earn stock bonuses for meeting certain sales targets for the Soskin and Junior Divisions.
        The consulting agreement filed with your Form 8-K/A filed on September 17, 2008 refers
        to a commission of 3.5% of net sales for Lolly Factory, **LLC** (emphasis added) for the
        Junior Division and an additional commission of 5.0% commission of net sales for the
        Contemporary Knit Division. Similarly, the consulting agreement provides for stock
        bonuses for meeting the sales targets for both the Junior Division and the Contemporary
        Knit Division combined. On page two of your annual report, you name three divisions:
        Sosik, Scrapbook, and Contemporary. Please clarify what divisions you are referring to
        when you mention the "Sosik and Junior apparel divisions" and "Sosik/Junior divisions"
        while discussing the consulting agreement. Also, please revise as necessary to remove
        any inconsistency between the actual consulting agreement and the disclosure in your
        annual report.

5.   We note from your disclosure on page 4 that you have not accrued expenses for shares
        payable to a consultant because it is your intention to compensate the consultant with
        shares transferred from a director. Please note that the transfer of these shares is akin to
        the director making a capital contribution to you in exchange for the consultant meeting
        sales targets. Please revise or tell us how your accounting treatment for these shares is
        consistent with SAB Topic 5T.

<u>Risk Factors, page 5</u>

6.   Please add a risk factor discussing your material weakness(es) as to your disclosure controls and procedures and your internal control over financial reporting.

7.   In Note 3 of the Notes to the Consolidated Financial Statements and prior filings, you issued a significant amount of stock options to management, employees, consultants, and others. Please advise us whether a risk factor is appropriate to discuss the potential risk of dilution to existing and future shareholders if the stock options are exercised.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

8.   Considering your (i) significant cash overdraft position, (ii) declining current ratio, (iii) recurring losses and (iv) your disclosure in the second risk factor on page 8 and the first risk factor on page 9, please expand your discussion of liquidity and capital resources to clarify how you plan to satisfy your obligations for the next twelve months. If your sole source of liquidity will be the issuance of equity and/or debt and you are unable to raise funds in this manner, please discuss the impact of this situation on your business.

9.   Please revise to include discussion of your zero cash balance and bank overdraft of $171,521 when discussing your liquidity. In your discussion, please include the name of the bank, their overdraft policies, associated fees, any communication with the bank regarding the overdrafts, the frequency and degree of the use of overdrafts, and the ability to use the overdrafts in the future.

10.   Please disclose the names of the two shareholders with whom you entered into a Revolving Loan Agreement. Also, please file this agreement as a material agreement pursuant to Item 601 of Regulation S-B and disclose all principal terms, including the security and default provisions. Please disclose under Item 404 of Regulation S-B, or explain why disclosure is not required.

11.   Given the statement on page 13 that "[i]f we do not earn the required revenues, then we will have to seek another source of financing, likely through the sale of more shares of our common stock or borrowing money," the need to use overdraft funds from a bank, and the delinquent $750,000 loan that can be converted into shares of common stock, please include one or more risk factors as appropriate to discuss your liquidity difficulties and the dilution that may result from the possible issuance of new shares of common stock.

Financial Statements

Notes to the Consolidated Financial Statements

General

12.   We note you manage your business in the three segments of Sosik, Scrapbook and
        Contemporary ("C labels") as disclosed on page 3 and in your press release dated January
        28, 2009. Tell us whether these disclosed three segments represent separate operating
        segments as defined in paragraph 10 of SFAS 131 and the basis for your determination.
        If they represent separate operating segments, please revise to include the disclosures
        required by paragraphs 25 – 28 of SFAS 131. In connection, please expand
        Management's Discussion and Analysis to analyze sales, profitability and the cash needs
        of each segment.

Note 2. Impairment of Long-Lived Assets, page F-12

13.   Considering (i) you have not generated material cash flows from operations (as disclosed
        herein), (ii) you generated net losses of $9.6 million for the year ended September 30,
        2008, (iii) you have a bank overdraft of $171,521 at September 30, 2008 and are reliant
        on equity and debt issuances to fund operations and (iv) you have notes payable of
        $750,000 at September 30, 2008 (which are in default as of December 31, 2008), tell us
        how you tested the trademarks and intangible assets, acquired from Femme Knits, Inc.,
        for impairment as of September 30, 2008. In your response, tell us how you considered
        paragraph 17 of SFAS 142 and the impairment indicators described in paragraph 8 of
        SFAS 144.

14.   In connection with the comment above, please revise to disclose the material intangible
        assets that were acquired as part of the Femme Knits transaction and your basis for
        determining that they are not subject to amortization. See SFAS 142 for guidance.

Note 3. Share Exchange and Private Placements

Share Exchange Agreement, page F-14

15.   We note on May 11, 2007, you acquired Mynk Corporation for approximately 4.7 million
        shares (3.7 million for the outstanding shares and 1 million to settle debt). We also note
        that you had approximately 11.4 million shares outstanding prior to this acquisition
        which resulted in Mynk shareholders owning approximately 30% of your outstanding
        shares immediately after the transaction. Based on the foregoing, tell us why you believe
        it is appropriate to account for this transaction as a reverse acquisition. In your response,
        please provide us with a detailed discussion of the terms and conditions of the transaction
        and tell us how you considered paragraph 17 of SFAS 141.

Note 8. Asset Purchase, page F-21

16.   It appears you accounted for the acquisition of major components of your Scrapbook segment (i.e. Scrapbook and Crafty Couture) on June 18, 2008 as the acquisition of assets versus a business combination. Please provide us with a detailed analysis of EITF 98-3 supporting your accounting treatment for this transaction.

17.   We note that you engaged an independent firm of appraisers to perform a valuation of the assets purchased on June 18, 2008. Given your references to the use of such experts, please confirm that you will revise the disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Note 9. Related Party Transactions

Convertible Notes Payable to Shareholders, F-22

18.   We note you entered into a revolving loan agreement which provided the holders the ability to convert any outstanding loan balance after August 31, 2008 for the lower of (i) the average 5-day trailing closing price prior to February 26, 2008 or (ii) the average 5-day trailing closing price prior to the notice of conversion. We also note you had a balance on this loan of $750,000 at fiscal year end. Based on the foregoing it appears this note has an embedded conversion feature which must be bifurcated and marked to market at each period end. Please tell us how you accounted for this conversion feature. In your response, please tell us how you considered SFAS 133.

Item 8A. Controls and Procedures, page 21

19.   We note your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of September 30, 2008 because there was not adequate division or segregation of duties in your accounting department. Please revise to clarify how "continually reviewing and revising [your] internal accounting policies and procedures" will remedy or mitigate your material weakness. Also, please revise this section to describe any changes to your internal accounting policies and procedures since management's evaluation of your disclosure controls and procedures.

20.   We note that you have concluded that your internal control over financial reporting was not effective as of September 30, 2008. Please revise to disclose the reasons supporting this ineffective conclusion which include, but are not limited to the following:
- Discuss in detail the nature of any material weakness(es) identified.
- Discuss when each material weakness was identified, by whom it was identified and when each material weakness first began.
- Discuss management's current plans, if any, to remediate the weakness(es).

Item 9. Directors and Executive Officers, page 21

21.   Please disclose the term of office of your directors, including when their respective terms expire, pursuant to Item 401(a)(3) of Regulation S-B.

22.   On page two, you discuss the hiring of Kelly Kaneda, the founder of the Scrapbook and Crafty Couture brands, as the president of the Scrapbook Division. Please advise us if Kelly Kaneda is a significant employee requiring the disclosures under Item 401(b) of Regulation S-B. If yes, please amend your disclosure as appropriate.

Item 10. Executive Compensation, page 23

23.   Please tell us whether your former president Jacques Ninio's total compensation for fiscal year 2008 was less than $100,000. If his total compensation for fiscal year 2008 was $100,000 or greater, please include his 2008 amounts in the relevant compensation tables.

Item 12. Certain Relationships and Related Transactions, and Director Independence, page 28

24.   Please advise us if there are any related party transactions requiring disclosure using the lesser of $120,000 or one percent of the average of the prior three years' assets, as required by Item 404(a) of Regulation S-B. An analysis of your financial statement appears to show that one percent of the average of the prior three years' assets is approximately $24,000.

25.   Please advise us whether the consulting contract for Craig Soller, the brother of your principal executive officer, would require disclosure under Item 404(a) of Regulation S-B using the lower $24,000 threshold.

Item 13. Exhibits, page 29

26.   Please revise your Exhibit List to incorporate the amended Form 8-K filed on September 17, 2008 for Exhibit 10.4 instead of the redacted consulting agreement that was filed as an exhibit to the Form 8-K filed on September 27, 2007.

27.   Your factor agreement, as described on page 14, appears to be a material agreement that should be filed as an exhibit pursuant to Item 601 of Regulation S-B.   Please file. Similarly, please disclose all material principal terms of your factor agreement in the appropriate places within your annual report.

Section 302 Certifications

28.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).
   - Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not included.

- • Please replace "annual report" with "report" in paragraphs two and three.

Please revise your certifications to address each of the matters noted above.

Form 10-Q For Quarter Ended December 31, 2008, Filed February 23, 2009

29.   Please ensure that you list the correct issuer's phone number for your periodic reports and amendments.

Part I- Financial Information

Item 4T, Controls and Procedures, page 33

30.   Please revise to clarify how "reviewing and revising our internal accounting policies and procedures" will remedy or mitigate your material weakness. Please specifically disclose the steps that you have taken to mitigate or remediate the material weakness. If none, please clearly state so.

Item 1A. Risk Factors, page 34

31.   Please revise to include one or more risk factors as appropriate to discuss your liquidity difficulties and the dilution that may result from the possible issuance of new shares of common stock. See comment 11 above.

32.   Please add a risk factor discussing your material weakness as to your disclosure controls and procedures and your internal control over financial reporting as of December 31, 2008. This discussion should include your remediation measures, or lack thereof, to correct the material weakness.

Item 5. Other Information, page 39

33.   Please revise to disclose all material principal terms of your revolving loan agreement with Providence Wealth Management Ltd.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Questions related to accounting issues may be directed to Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Edwin S. Kim at (202) 551-3297, the primary legal examiner for this filing, or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Charles Lesser, CFO
        Fax: (323) 266-6505